SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT COMMUNICATIONS GROUP, INC.

(Name of Subject Company (Issuer))

COGENT COMMUNICATIONS GROUP, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.00% Convertible Senior Notes Due 2027

(Title of Class of Securities)

19239VAB0

(CUSIP Numbers of Class of Securities)

with copy to:

Robert N. Beury, Jr., Esq.	Patrick Shannon, Esq.
Chief Legal Officer	Latham & Watkins LLP
Cogent Communications Group, Inc.	555 Eleventh Street, NW, Suite 1000
1015 31st Street, NW	Washington, DC 20005
Washington, DC 20007 (202) 295-4200	Phone: (202) 637-2200 Fax: (202) 637-2201
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,978,000	$11,846.80

*                      For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.00% Convertible Senior Notes Due 2027, as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 12, 2014, there was $91,978,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $91,978,000.

**               The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☐                 Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐                 third-party tender offer subject to Rule 14d-1.

☒               issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d–1(d) (Cross-Border Third- Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant to the terms of, and subject to the conditions set forth in, that certain Indenture, dated as of June 11, 2007 (the “Indenture”), between Cogent Communications Group, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as Trustee (the “Trustee”) for the Company’s 1.00% Convertible Senior Notes Due 2027 (the “Securities”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase, the Securities, as set forth in the Company Purchase Notice to Holders of 1.00% Convertible Senior Notes Due 2027, dated May 14, 2014 (the “Company Purchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Purchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet.

The information set forth in the Company Purchase Notice in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer of the Securities is Cogent Communications Group, Inc., a Delaware corporation, with its principal executive offices located at 1015 31st Street, NW, Washington, DC 20007; telephone number (202) 295-4200.

(b) Securities. The subject class of securities is the Company’s 1.00% Convertible Senior Notes Due 2027. As of May 12, 2014, there was $91,978,000 in aggregate principal amount of Securities outstanding.

(c) Trading Market and Price. The Securities are not listed on any national securities exchange and there is no established trading market for the Securities and trading in the Securities has been limited. Under certain circumstances, the Securities are convertible into the common stock of the Company, which trades on the NASDAQ Global Select Market under the symbol “CCOI”. The information set forth under “Market for the Securities and the Common Stock” in the Company Purchase Notice is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. This is an issuer tender offer made by the filing person and subject company, Cogent Communications Group, Inc., a Delaware corporation, with its principal executive offices located at 1015 31st Street, NW, Washington, DC 20007; telephone number (202) 295-4200.

The following tables set forth the names of each of the directors and executive officers of Cogent Communications Group, Inc. The business address and telephone number of each person set forth below is c/o Cogent Communications Group, Inc., 1015 31st Street, NW, Washington, DC 20007; telephone number (202) 295-4200.

Directors

Name	Title
David Schaeffer	Chairman of the Board of Directors, Chief Executive Officer and President
Steven D. Brooks	Director
Richard T. Liebhaber	Director
Timothy Weingarten	Director
D. Blake Bath	Director
Marc Montagner	Director

Executive Officers

Name	Title
David Schaeffer	Chief Executive Officer, President and Chairman of the Board of Directors
Thaddeus G. Weed	Vice President, Chief Financial Officer and Treasurer
Robert N. Beury, Jr.	Chief Legal Officer (Vice President and General Counsel) and Assistant Secretary
R. Brad Kummer	Vice President of Optical Transport Engineering and Chief Technology Officer
Timothy G. O’Neill	Vice President of Field Engineering, Construction and Network Operations
Bryant Hird “Guy” Banks	Vice President of Real Estate
Henry W. Kilmer	Vice President of IP Engineering
Ernest Ortega	Chief Revenue Officer

Item 4. Terms of the Transaction.

(a)                   Material Terms.

(1) Tender Offer.

(i)-(xii)            The information set forth in the Company Purchase Notice in the sections entitled “Summary Term Sheet,” “Information Concerning the Company,” “Information Concerning the Securities,” “Procedures to be Followed by Holders Electing to Surrender Securities for Purchase,” “Right of Withdrawal” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers and Similar Transactions.

(i)-(vii)            Not applicable.

(b)                   The information set forth in the Company Purchase Notice in the section entitled “Interests of Directors, Executive Officers and Affiliates of the Company in the Securities” and “Purchases of Securities by the Company and its Affiliates” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Securities are owned by, or will be purchased from, any officer, director or affiliate of the Company, except for $3,000,000 in aggregate principal amount of the Securities, which are owned by David Schaeffer, our Chief Executive Officer, President and Chairman of the Board of Directors.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)                    Agreements Involving the Subject Company’s Securities. The information set forth in the Company Purchase Notice in the section entitled “Information Concerning the Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)                   Purposes. The purpose of this transaction is to satisfy the Company’s obligation to purchase all Securities validly surrendered and not withdrawn by Holders pursuant to the terms and conditions of the Put Option.

(b)                   Use of Securities Acquired. The information set forth in the Company Purchase Notice in the section entitled “Securities Acquired” is incorporated herein by reference.

(c)                    Plans. The information set forth in the Company Purchase Notice in the section entitled “Plans or Proposals of the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)                   Source of Funds. The information set forth in the Company Purchase Notice in the sections entitled “Summary Term Sheet” and “Payment for Surrendered Securities” is incorporated herein by reference.

(b)                   Conditions. None other than the satisfaction of the procedural requirements described in the Company Purchase Notice in the sections entitled “The Company’s Obligation to Purchase the Securities.”

(d)                   Borrowed Funds. The information set forth in the Company Purchase Notice in the section entitled “Payment for Surrendered Securities” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)                   Securities Ownership. The information set forth in the Company Purchase Notice in the section entitled “Interests of Directors, Executive Officers and Affiliates of the Company in the Securities” is incorporated herein by reference.

(b)                   Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)                   Solicitations or Recommendations. The information set forth in the Company Purchase Notice in the sections entitled “Information Concerning the Company” and “Information Concerning the Securities — Purchase Price” is incorporated herein by reference.

None of the Company, its management or board of directors (or committee thereof) or the Trustee and Paying Agent (as defined in the Company Purchase Notice) is making any recommendation as to whether Holders of the Securities should surrender such Securities for purchase.

Item 10. Financial Statements.

(a)                   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company that files reports electronically on EDGAR and (iv) the Put Option applies to all outstanding Securities.

(b)                   Not applicable.

Item 11. Additional Information.

(a)                   Agreements, Regulatory Requirements and Legal Proceedings.

(1)                   The information set forth in the Company Purchase Notice in the section entitled “Plans or Proposals of the Company” is incorporated herein by reference.

(2)                   The Company is required to comply with federal and state securities laws and tender offer rules.

(3)                   Not applicable.

(4)                   Not applicable.

(5)                   None.

(c)                    Other Material Information. The information set forth in the Company Purchase Notice in the section entitled “Plans or Proposals of the Company” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description of Document
(a)(1)(A)*	Company Purchase Notice to Holders of 1.00% Convertible Senior Notes Due 2027, dated May 14, 2014.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated May 14, 2014.

(d)(1)

Indenture related to the 1.00% Convertible Senior Notes Due 2027, dated as of June 11, 2007, between Cogent Communications Group, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(d)(2)

Registration Rights Agreement, dated June 11, 2007, by and among Cogent Communications Group, Inc. and Bear, Stearns & Co. Inc., UBS Securities LLC, RBC Capital Markets Corporation and Cowen and Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(g)	Not Applicable.

(h)	Not Applicable.

*                                         Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2014	COGENT COMMUNICATIONS GROUP, INC.

	By:	/s/ Robert N. Beury, Jr.
Robert N. Beury, Jr.
Chief Legal Officer (Vice President and
General Counsel) and Assistant Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description of Document
(a)(1)(A)*	Company Purchase Notice to Holders of 1.00% Convertible Senior Notes Due 2027, dated May 14, 2014.

(a)(1)(B)*	Form W-9.

(a)(5)*	Press Release Regarding Put Option, dated May 14, 2014.

(d)(1)

Indenture related to the 1.00% Convertible Senior Notes Due 2027, dated as of June 11, 2007, between Cogent Communications Group, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(d)(2)

Registration Rights Agreement, dated June 11, 2007, by and among Cogent Communications Group, Inc. and Bear, Stearns & Co. Inc., UBS Securities LLC, RBC Capital Markets Corporation and Cowen and Company, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on June 12, 2007).

(g)	Not Applicable.

(h)	Not Applicable.

*                                         Filed herewith.